June 8, 2009

Mr. Jeffrey H. Kupor
General Counsel
Invesco Mortgage Capital Inc.
c/o Invesco Institutional (N.A.), Inc.
1360 Peachtree Street, NE
Atlanta, GA 30309

  Re: **Invesco Mortgage Capital Inc.**
    Amendment No. 6 to Registration Statement on Form S-11
    Filed June 2, 2009
    File No. 333-151665

Dear Mr. Kupor:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover

1. The cover page should contain only information required by Item 501 or that is key information. Please revise as appropriate and confirm that the cover page will not exceed one page in length.

2. Please note that only the names of the lead or managing underwriters should appear on the cover page. Please confirm that you will not include the names of the underwriters in the syndicate on the cover page in the final prospectus that you distribute to investors.

Our Target Assets, page 4

3.   We note your response to comment no. 2 and the revised disclosure on page 55. Although we note that your board of directors has approved very broad investment guidelines, we continue to believe that you should disclose how you intend to use the proceeds of the offering and your anticipated holdings in each target asset class. As a result, we reissue the comment.

Historical Performance of Manager's Investment in RMBS and CMBS, page 106

4.   We note your response to comment no. 10 and the revised disclosure on page 108. Although the blended benchmark may reflect assets similar to those that you are targeting, your historical performance disclosure should provide a description of your manager's experience. Please revise to provide only your historical performance information.

Management Fees and Expense Reimbursements, page 113

5.   We note your response to comment no. 11 that your manager is expected to earn fees from any Legacy Securities and Legacy Loan PPIFs managed by your manager to the extent you invest therein. We further note the statement in the fee table on page 13 that you will be responsible for any fees payable for any equity investment you may decide to make in a Legacy Securities or Legacy Loan PPIF managed by an entity other than your manager. Please revise the fee table and your disclosure to clarify, if true, that you will pay fees to your manager for any Legacy Securities and Legacy Loan PPIFs managed by your manager to the extent you invest therein notwithstanding that your manager has waived the base management fee, or otherwise clarify fee arrangements in connection Legacy Securities and Legacy Loan PPIFs. To the extent applicable, please quantify any fees payable in connection with Legacy Securities and Legacy Loan PPIFs.

# # # #

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Jay L. Bernstein, Esq.
        Andrew S. Epstein, Esq.
        Clifford Chance US LLP
        Via facsimile (212) 878-8375